UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BLUE WOLF MONGOLIA HOLDINGS CORP.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

G11962 100
(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11962 100

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Blue Wolf MHC Ltd.
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,012,500
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,012,500
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,012,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person (See Instructions) CO

2

CUSIP No. G11962 100

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Lee Kraus
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,012,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,012,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,012,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 20.0%*
12.	Type of Reporting Person (See Instructions) IN

* Mr. Kraus is a director of Blue Wolf MHC Ltd. and has shared voting and dispositive power over Blue Wolf MHC Ltd. and as a result he may be deemed to be the beneficial owner of any shares owned by it.

3

CUSIP No. G11962 100

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Nicholas Edwards
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,012,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,012,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,012,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 20.0%*
12.	Type of Reporting Person (See Instructions) IN

* Mr. Edwards is a director of Blue Wolf MHC Ltd. and has shared voting and dispositive power over Blue Wolf MHC Ltd. and as a result he may be deemed to be the beneficial owner of any shares owned by it.

4

CUSIP No. G11962 100

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Composite Capital, LLC
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,417,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,417,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.1%*
12.	Type of Reporting Person (See Instructions) CO

* This represents 1,417,500 ordinary shares held indirectly by Composite Capital, LLC through its ownership in Blue Wolf MHC Ltd. Messrs. Kraus and Edwards each own 50% of the membership interests of Composite Capital, LLC.

5

Item 1(a).	Name of Issuer

Blue Wolf Mongolia Holdings Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Two Greenwich Office Park, Suite 300, Greenwich, CT 06831

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Blue Wolf MHC Ltd. (“MHC”)

(ii)	Lee Kraus

(iii)	Nicolas Edwards

(iv)	Composite Capital, LLC (“Composite”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is Two Greenwich Office Park, Suite 300, Greenwich, CT 06831.

Item 2(c).	Citizenship

(i)	MHC is an exempted company incorporated in the Cayman Islands
(ii)	Lee Kraus is a citizen of the United States
(iii)	Nicolas Edwards is a citizen of the United Kingdom
(iv)	Composite is a Delaware limited liability company

Item 2(d).	Title of Class of Securities

Ordinary shares, no par value

Item 2(e).	Cusip Number

G11962100

6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Messrs. Kraus and Edwards are the directors of MHC and have shared voting and dispositive power over securities held by MHC. As a result, they may be deemed to be the beneficial owner of 100% of the shares held by MHC. In addition, Messrs. Kraus and Edwards each own 50% of the membership interests of Composite, which through its ownership of MHC, owns 1,417,500 ordinary shares of the Issuer indirectly through MHC. Each of Messrs. Kraus and Edwards and Composite disclaims beneficial ownership over shares held by MHC except to the extent of its pecuniary interest therein.

Pursuant to a letter agreement between the Reporting Persons and the Issuer, 591,912 of the Ordinary Shares will be subject to forfeiture as follows: (1) 304,924 shares will be subject to forfeiture in the event the last sales price of the Issuer’s ordinary shares does not equal or exceed $15.00 per share for any 20 trading days within at least one 30-trading day period within 36 months following the closing of the business combination and (2) 286,988 shares will be subject to forfeiture in the event the last sales price of the Issuer’s ordinary shares does not equal or exceed $12.50 per share for any 20 trading days within at least one 30-trading day period within 36 months following the closing of the business combination.

7

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 13, 2012

Blue Wolf MHC Ltd.

By:	/s/ Lee Kraus
Name: Lee Kraus
Title: Director

/s/ Lee Kraus

Name: Lee Kraus

/s/ Nicolas Edwards

Name: Nicolas Edwards

Composite Capital, LLC

By:	/s/ Lee Kraus
Name: Lee Kraus
Title: Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

9

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, no par value, of Blue Wolf Mongolia Holdings Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2012.

Blue Wolf MHC Ltd.

By:	/s/ Lee Kraus
Name: Lee Kraus
Title: Director

/s/ Lee Kraus

Name: Lee Kraus

/s/ Nicolas Edwards

Name: Nicolas Edwards

Composite Capital, LLC

By:	/s/ Lee Kraus
Name: Lee Kraus
Title: Member

10